UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Rockwell Automation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

773903109 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 773903109

1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo & Company Tax Identification No. 41-0449260
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 192,400 (6) SHARED VOTING POWER 15,237,519 (7) SOLE DISPOSITIVE POWER 160,404 (8) SHARED DISPOSITIVE POWER 17,980

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,447,565
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12)	TYPE OF REPORTING PERSON HC

13G

CUSIP NO. 773903109

1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo Bank, National Association Tax Identification No. 94-1347393
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 59,784 (6) SHARED VOTING POWER 15,237,519 (7) SOLE DISPOSITIVE POWER 33,266 (8) SHARED DISPOSITIVE POWER 17,980

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,310,504
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12)	TYPE OF REPORTING PERSON BK

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer: Rockwell Automation, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 777 East Wisconsin Avenue, Suite 1400 Milwaukee, WI 53202

Item 2	(a)	Name of Person Filing: 1. Wells Fargo & Company 2. Wells Fargo Bank, National Association

Item 2	(b)

Address of Principal Business Office or, if None, Residence:

1.      Wells Fargo & Company

         420 Montgomery Street

         San Francisco, CA 94104

2.      Wells Fargo Bank, National Association

         464 California Street

         San Francisco, CA 94163

Item 2	(c)	Citizenship: 1. Wells Fargo & Company: Delaware 2. Wells Fargo Bank, National Association: United States

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 773903109

Item 3	The person filing is a:

1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G) 2. Wells Fargo Bank, National Association: Bank as defined in Section 3(a)(6) of the Act

Item 4	Ownership: See Items 5-11 of each cover page. Information as of December 31, 2004.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: See Attachment A.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 14, 2005

WELLS FARGO & COMPANY

By:	/s/ Laurel A. Holschuh
Laurel A. Holschuh, Senior Vice President and Secretary

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Lowry Hill Investment Advisors, Inc. (1)

Wells Capital Management Incorporated (1)

Wells Fargo Bank, National Association (2)

Wells Fargo Funds Management, LLC (1)

(1)	Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).